MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6

(the “Company”)
ITEM 2 Date of Material Change
September 25, 2006
ITEM 3 Press Release
A press release was disseminated on September 25, 2006 through various approved media, and was filed through the SEDAR system on September 25, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd (“Great Basin” or the “Company”) announces that the Company has recently been added to the Gold Miner’s Index (GDM) on the American Stock Exchange (AMEX).
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 25th day of September 2006
     /s/ Jeffrey R. Mason
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com	TSX: GBG AMEX: GBN
GREAT BASIN ADDED TO GOLD INDEX ON AMEX
September 25, 2006. Vancouver, BC - Great Basin Gold Ltd (“Great Basin” or the “Company”) announces that the Company has recently been added to the Gold Miner’s Index (GDM) on the American Stock Exchange (AMEX). According to a recent report, the GDM was up 4.3% in August and 23% over the eight months in 2006. GDM is a modified market capitalization-weighted index that is comprised of the common stocks or American Depositary Receipt of publicly traded companies involved primarily in the mining of gold and silver.
Great Basin has two advanced stage gold projects in two of the world’s best gold environments: the Hollister Property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa. The Company recently initiated underground development at its Burnstone Gold Project, located 80 km from Johannesburg, South Africa. A decline is being developed to enable early access for mining and extraction of confirmatory bulk sample, and to provide ongoing access for personnel and equipment during production. Later, a vertical shaft will be developed and commissioned to be used for hoisting ore and waste rock to surface. Commercial production is expected to begin in 2009.
At the Hollister Development Block Project, part of the Great Basin’s Hollister gold property located about 75 km northwest of Elko, Nevada, a two-stage underground exploration and development program is underway, designed to take the Project through feasibility and potentially to commercial production. Hecla Mining Company is operating the underground exploration and development program under an agreement to earn into 50% of the Project. The program includes about 5,600 feet of decline and underground development, 50,000 feet of underground drilling that is about 30% complete, and mining of approximately 5,000 tons of bulk sample as well as site engineering, environmental and socioeconomic studies. The feasibility study program is targeted for completion by the end of the first quarter of 2007.
President and CEO Ferdi Dippenaar said:
“Great Basin is making good progress with the development of both of our projects and remains focused on becoming a mid-tier gold producer. We are pleased that our efforts are being recognized and to be part of the AMEX Gold Miner Index.”
For more information on Great Basin and its projects, please visit the Company’s website or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin (“the Company”) expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions, possible delay factors, delays in completion of construction and development, and delays in completion of the feasibility study. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.